

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

John E. Adent
President and Chief Executive Officer
Neogen Corporation
620 Lesher Place
Lansing, MI 48921

Re: Neogen Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 6, 2022
File No. 000-17988

Dear Mr. Adent:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.   To the extent you have not done so, please revise your disclosure in light of our comments on the related S-4. Alternatively, please tell us why you believe such revision is not required. Refer to our comment letters dated April 18, 2022 and May 27, 2022.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Aiello, Esq.